News Release
TSX, NYSE-AMEX Symbol: NG

NovaGold Announces First Quarter 2012 Results: On Track to Becoming a Well-Financed, Donlin-Focused, Pure Gold Company

April 12, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) today announced the results for the first quarter ended February 29, 2012 along with an update on the Company’s announced reorganization, which includes the 99%-approved spin-out of NovaCopper as a new publicly-traded company. The Company also gave an update on the advancement of its flagship 50%-owned Donlin Gold project in Alaska. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and are shown on a 100% project basis, although NovaGold holds a 50% interest in Donlin Gold and Galore Creek.

First Quarter Principal Highlights

  Completed positive Donlin Gold Feasibility Study reconfirming that Donlin Gold is arguably the most important gold development project in the world

  Appointed Greg Lang as NovaGold’s new President and Chief Executive Officer: Mr. Lang, who previously held the position of President of Barrick Gold North America, is a seasoned industry leader with excellent knowledge of the Donlin Gold project and a strong track record of permitting and building mines on time and on budget

  Secured US$318M in net equity financing, thereby increasing NovaGold’s cash and cash equivalent position to approximately $343M and providing the Company with sufficient capital to take Donlin Gold through permitting

  Achieved more than 99% shareholder approval for the spin-out of NovaCopper, which owns the district-scale Ambler Project in Alaska, one of the world’s most prospective and richest copper-dominant polymetallic exploration targets in the world; Rick Van Nieuwenhuyse, whose team unlocked the geological value of Donlin Gold, has been appointed President and CEO of NovaCopper

President’s Message

The first quarter of 2012 was among the most transformative in NovaGold’s 15-year history. In November 2011, the Company’s Management team and Board of Directors recognized the need, and devised a strategic plan, for NovaGold to unlock the value of its world-class suite of mining development and exploration assets which we felt were not fairly recognized in the market. The plan also encompassed engaging and redeploying the right management talent to advance these projects up the value chain and to secure sufficient financing to underpin our strategic plan. I am delighted to report that, in the first quarter of our 2012 fiscal year, we made important progress across the entire arc of our activities in support of our plan to unlock the extraordinary value of NovaGold’s assets.

NovaGold Resources Inc.

As envisioned, NovaGold is now a well-financed, jurisdictionally secure Company well on its way of becoming a pure gold play exclusively focused on the advancement of Donlin Gold. We believe that this strategy will prove to be highly rewarding for our shareholders. We cannot stress this point enough: Donlin Gold is a uniquely attractive asset. In terms of the combined size, grade, exploration potential, production profile and jurisdiction, it is quite possibly the most important gold development project in the world today.

During the first quarter of this fiscal year, NovaGold and Barrick Gold Corporation (“Barrick Gold”), the joint and equal owners of Donlin Gold, delivered a financially-positive and technically-viable Feasibility Study (the “Study”) on the Project marking a significant milestone for its development. The Study demonstrated that, when in operation as envisioned, Donlin Gold would produce well over a million ounces of gold a year, averaging approximately 1,500,000 ounces of gold production in the first five years of operation and approximately 1,000,000 ounces per year over its initial 27-year life. Cash operating costs are competitive and expected to average approximately US$409/oz and US$585/oz during the first five years and over the life of the project, respectively. There are very few development projects in the world, in any jurisdiction, that have such potential production attributes. The fact that Donlin Gold is located in the United States gives NovaGold a tremendous competitive advantage, particularly during a period of heightened resource nationalism and jurisdictional uncertainty around the world.

The aim of the Study was to prepare estimates which are readily achieved. The total capital cost estimate of Donlin Gold, which came in at US$6.7 billion, was meant to be conservative and sufficiently robust to withstand the deserved scrutiny that many projects have faced since the industry recently experienced a series of capital expenditure blowouts. Our aim is for Donlin Gold to not only meet expectations, but to exceed them. To that end, many opportunities have been identified for potential reduction of the capital amount including turning over construction and operation of significant infrastructure and ancillary projects, such as the gas pipeline, oxygen plant, and port operations, to other third-party owner/operators. Such exercises are routine for projects blessed with long mine lives and potential exists to reduce the stated capital cost for the Donlin Gold project by as much as US$1 billion. Even at its present US$170 per ounce, the estimated capital cost bill for Donlin Gold remains well within the industry norms internationally, and does not take into account either resource expansion, which we consider likely, the potential capital expenditure reductions cited above, or the reasonable premium one should pay for North America’s jurisdictional safety and productivity.

The leverage to higher gold prices Donlin Gold enjoys is exceptional. Its after-tax net present value (“NPV”) using the three-year trailing average of approximately US$1,200 per ounce-gold and a 5% discount rate, was estimated at US$547 million. Importantly, the resultant NPV sensitivity analysis showed a more than eight-fold increase in value to US$4.6 billion at US$1,700 per ounce of gold, and then nearly a 50% further increase in NPV to US$6.7 billion at US$2,000 per ounce of gold. These strong results provided NovaGold and Barrick Gold sufficient incentive to proceed with a formal permitting process, which both parties anticipate commencing in the first half of 2012 subject to the Donlin Gold LLC Board of Directors approval.

Donlin Gold’s mineral endowment is, in my professional experience, extraordinary. It begins with an excellent grade for an open-pit mine, 2.2 grams of gold per tonne. And then there is size. The proven and probable mineral reserves at Donlin Gold are estimated at 33.8 million ounces of gold, encompassed within a resource base (including measured and indicated resources) of almost 40 million ounces, not including an additional approximately five million ounces in inferred resources. These are excellent numbers, placing Donlin Gold well within the top 1% of global gold deposits in terms of size. Furthermore, Donlin Gold has substantial exploration potential with the opportunity to expand the current open-pit resource along strike and at depth. Considering that the current pit occupies only part of a three-kilometer portion of an eight-kilometer mineralized belt, it is amply clear that Donlin Gold’s mine life already measured in decades or ultimate production profile, or both, is likely to be much greater than anticipated.

NovaGold Resources Inc. – First Quarter Financial Results

Upon successful completion of the Study, the management and the Board of NovaGold decided that the Company should de-risk its balance sheet such that it would have sufficient financial resources to advance Donlin Gold through the permitting process and towards a positive construction decision. This came to fruition when, in February 2012, NovaGold completed a US$318-million financing. Having accomplished that exercise, the Company now has sufficient financial resources to take Donlin Gold through the permitting process. This financing also allowed NovaGold to fund NovaCopper, which the Company intends to spin-out to the shareholders of NovaGold pursuant to the shareholder-approved Plan of Arrangement (the “Arrangement”), with US$40 million to launch operations at its highly prospective Ambler District in Alaska.

The Arrangement was overwhelmingly approved at a Special Meeting of Shareholders held on March 28, 2012. Under this Arrangement, 100% of the outstanding common shares of NovaCopper will be distributed to NovaGold shareholders, whereby, for every six common shares of NovaGold held immediately prior to the effective date, anticipated to be on or about April 30, 2012 shareholders will receive one NovaCopper share. NovaCopper will be led by Rick Van Nieuwenhuyse, one of the most successful geologists in the world who is also the Founder of NovaGold. NovaCopper is expected to begin trading on the TSX and NYSE-AMEX on or about April 30th.

NovaCopper’s principal asset is the highly prospective Ambler District which encompasses some of the world’s richest known copper-dominant polymetallic deposits. Following in the footsteps of our exploration team’s achievements at Donlin Gold, one of North America's premier gold development projects, the strategy with the Ambler District is to create extraordinary returns through the drill bit. Arctic, one of the deposits along the Ambler belt, hosts a mineral resource with an approximate 7% copper-equivalent grade1, and is the largest and highest-grade known Volcanogenic Massive Sulfide deposit of its kind in the world. Step-out drilling on another deposit, Bornite, has delivered some of the best intersections in the copper space, including DDH RC11-187 which encountered mineralization of 4% copper over 178 meters, including a very significant high-grade interception of 34.7 meters grading 11.4% copper. These and other excellent results rival those of any copper project in any part of the world. Yet, at a time when resource nationalism and jurisdictional instability are becoming ever greater risks in the mining industry, it is particularly satisfying that these outstanding results come from a project located in the United States. These positive factors are further enhanced by first-rate local partnerships. On October 20, 2011, NovaGold signed a cooperative, long-term agreement with NANA Regional Corporation, Inc. (“NANA”), on the development of mineral resources in the Ambler District. This agreement serves as an excellent foundation for the future success of NovaCopper.

While pursuing a well-financed pure Donlin Gold-focused play, the Company and its Board decided to explore options to sell all or part of the Company’s 50% share of Galore Creek.

__________________________________

1.	The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in US$) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.

NovaGold Resources Inc. – First Quarter Financial Results

Galore Creek is jointly and equally owned by NovaGold and Teck Resources, one of the largest diversified mining companies in the world. Galore Creek, when put in production as envisioned in the Pre-Feasibility Study results released on July 27, 2011, is expected to be the largest copper mine in Canada, one of the best mining jurisdictions in the world. The decision to monetize the Company’s position in Galore Creek was predicated on the recognition that most shareholders of NovaGold are focused on gaining exposure to gold, more specifically Donlin Gold, as one of the world’s premier gold development projects. Besides, a company of the size of NovaGold could be challenged to finance two large projects without causing substantial initial dilution of shareholder value. Hence, the sale of a portion or all of NovaGold’s interest in Galore Creek would add funding for the development of the Company’s flagship Donlin Gold project and remove substantial future additional capital demands that could have been placed on the Company’s treasury, a win-win outcome for the shareholders of NovaGold. The proposed sale of Galore Creek, which we hope to conclude within the year, is being managed by RBC Capital Markets and J.P. Morgan Securities LLC as financial advisors.

Asset restructuring alone cannot unlock value. For my part, I was truly delighted to join NovaGold and engage many of the skills I developed while working with some of the best mine builders and operators at Barrick Gold, a true gold standard in our industry. I look forward to working with the outstanding Board of NovaGold headed by Tom Kaplan, who assumed his position during this financial quarter. Tom is a highly regarded and experienced builder of shareholder value and we are honored to have him as our Chairman. We also welcome Tony Walsh to our Board. He has more than 25 years of leadership experience in the mining industry and has one of the best track records of building substantial shareholder value in the business. I also would like to thank James Philip, who stepped down from the Board, for his contribution to NovaGold where he served as a Director since 2003 and wish him all the best in his future endeavors.

NovaGold is now arguably in the strongest position it has ever been. Our mission is clear, and we enjoy the right project in the right location to execute it. As assets go, Donlin Gold is simply difficult to beat. Indeed, in terms of size, grade, production projections, exploration potential, and jurisdictional safety, there is no equal, particularly at a time when resource nationalism represents the biggest threat to our industry worldwide. That the project is located in Alaska, which has a vibrant and growing mining industry, is an added plus. With seven major producing mines and growing, Alaska is the second largest gold producing state in the U.S. We feel very much at home there, with Donlin Gold enjoying broad support from both the Government of Alaska and the Alaska Native Corporations who are important stakeholders in the project.

In conclusion, I would like to thank the following participants without whom we would not be in the very favorable position we now hold as one of a select few safe, institutional-quality gold developers: our shareholders for their support and trust in the Company; the Board of Directors of NovaGold for its extraordinary shareholder-friendly vision; our operating partners for their strong sense of purpose in building value in our world-class projects; the Governments and Native Corporations of jurisdictions where we operate, who are important stakeholders in the success of our ventures; and finally our employees who are not only excited by our mission, but are creating value and making NovaGold a pacesetter of excellence in our industry.

NovaGold Resources Inc. – First Quarter Financial Results

Results of Operations

in thousands of Canadian dollars, except per share amounts

	Three months	Three months
	ended	ended
	February 29,	February 28,
	2012	2011
	$	$

Finance expense	3,805	3,709
Foreign exchange gain	(1,411)	(26,592)
Gain on derivative liability	(18,543)	(19,350)
Gain on embedded derivative liability	(27,778)	(6,914)
Project care and maintenance	2,574	2,583
Salaries, severance and payroll taxes	3,225	2,469
Share-based payments	10,088	3,837
Share of loss – Donlin Gold	3,623	4,621
Share of loss – Galore Creek	4,065	17,544
Income for the period	16,769	20,844
Basic income per share	0.07	0.09
Diluted loss per share	(0.01)	(0.15)

Financial Results

For the three-month period ended February 29, 2012, the Company reported net income of $16.8 million (or $0.07 basic profit per share and $0.01 diluted loss per share) compared to a net income of $20.8 million (or $0.09 basic profit per share and $0.10 diluted loss per share) for the corresponding period in 2011. This variance was primarily due to the foreign exchange gain as a result of amending the exercise price of the Company’s U.S. dollar denominated warrants. In February 2011, the Company and the holders of 37.1 million warrants agreed to amend the warrants’ exercise price to change the currency they were denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. As a result of this amendment, the warrants’ fair value was crystallized and was not exposed to any future foreign currency fluctuation. Thus, the foreign exchange gain for the first quarter ended February 29, 2012, was much lower compared to the first quarter of 2011.

In the first quarter period ended February 29, 2012 important variances compared to the same period in 2011 included: a $3.6 million share of loss from Donlin Gold compared to $4.6 million in 2011, mainly due to the completion of the gas pipeline studies at Donlin Gold in 2011 as the project proceeds into the permitting preparation phase in 2012; a $4.1 million share of loss from the Galore Creek project compared to $17.5 million in 2011, primarily due to a 2011 non-cash asset impairment on the power transmission rights. The impairment was the result of the Canadian Federal and British Columbia Provincial Governments approval of construction of its high-capacity 287-kV transmission line in northwestern British Columbia that would follow roughly the same route as Galore’s power transmission rights thereby eliminating the need for the Galore Creek Mining Corporation (“GCMC”) to construct its own transmission lines. A $27.8 million gain on embedded derivative liability in 2012 compared to $6.9 million in 2011, primarily due to the decrease in the Company’s share price during the quarter ended February 29, 2012, which equates to a decrease in the fair value of the convertible feature of the convertible debt resulting in a non-cash embedded derivative gain in 2012; and a $10.1 million share-based compensation compared to $3.8 million in the same period in 2011, primarily as the Company had elected to focus its annual share based compensation to granting stock options to its employees. In prior years, the Company focused on granting stock options and performance share units. Accounting for the two share based compensation methods differs in that stock options result in a higher expense during the early portion of the vesting periods whereas performance share units result in a more equally distributed expense over the entire vesting period.

NovaGold Resources Inc. – First Quarter Financial Results

Liquidity and Capital Resource

At February 29, 2012, the Company had $342.6 million in cash and cash equivalents. This followed the successful completion of our stock offering in January, which was over-subscribed by institutional investors in the United States, Canada and Europe, reinforced our conviction that we are poised to provide significant value to our shareholders. The Company expended $19.0 million on operating activities during the three-month period ended February 29, 2012, compared with $16.3 million for the corresponding period in 2011. The increase is mostly due to the Rock Creek mine closure expenditures of $2.3 million during the quarter with no comparative amounts for the same period in 2011.

During the quarter, the Company generated $319.5 million in cash from financing activities compared with $1.2 million in the same period in 2011. The Company received net proceeds of $316.4 million from an equity financing in February 2012 and $3.7 million from the exercise of warrants compared to $10.7 million from the exercise of warrants and an $11.9 million payment for a Note payable in the same period in 2011.

During the quarter, the Company expended $18.6 million on investing activities compared with $5.5 million in 2011. The Company funded an increase to its Rock Creek reclamation bond of $13.6 million as required by the Government agency for the closure activity with no comparative amounts for the same period in 2011. The Company also funded its share of expenditures at its Galore Creek and Donlin Gold projects of $5.0 million compared to $5.4 million for the same period in 2011.

Outlook

The Company is focused on advancing the Donlin Gold project. The total project budget for 2012 is $37.2 million of which the Company’s 50% share is approximately $18.7 million and includes expenditures for permitting activities, community development, and planning for future development. For the three-month period ended February 29, 2012, NovaGold’s share of the Donlin Gold project expenditures were US$3.6 million and included preparation activities for the permitting application process. Project permitting is expected to commence in the first half of 2012 following approval by the Donlin Gold LLC Board of Directors. The team is currently working with the State Corps of Engineers and Department of Natural Resources to complete the ambient boundary model for the air quality analysis.

At the Ambler project, held by NovaCopper, NovaGold has approved a US$4.0 million interim budget to support exploration and development activities in advance of the completion of the proposed Arrangement relating to the distribution of the shares of NovaCopper to shareholders of NovaGold. Should the Arrangement not be completed before the commencement of the field drilling season in May 2012, further funding by NovaGold may be required. For the first quarter ended February 29, 2012 expenditures were $0.6 million which was mainly spent on preparation activities for the upcoming drilling program. On March 28, 2012, the shareholders of the Company overwhelmingly approved the Arrangement. NovaGold anticipates expenditures of US$1.5 million to carry out the transaction and is expected to fund NovaCopper’s treasury with US$40 million prior to the distribution of NovaCopper shares to NovaGold shareholders, expected to be effective on or about April 30, 2012.

NovaGold Resources Inc. – First Quarter Financial Results

At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million, of which the Company’s 50% share is approximately $17.7 million, to fund the 2012 infill drilling program, additional engineering studies, and site care and maintenance costs. For the first quarter ended February 29, 2012, $2.2 million was spent on environmental and engineering studies in preparation for the 2012 drilling season in support of the enhanced engineering plan. The portion of this budget funded by NovaGold is contingent on the timing and success of its divestment process. The Company has recently commenced a formal process to investigate opportunities to sell all or part of its interest in the Galore Creek Partnership.

The Company has a budget of approximately $30.0 million for completion of closure activities at Rock Creek and an additional $7.0 million for site care and maintenance. The majority of closure activities are expected to take place during 2012 with certain activities carrying over to 2013. Closure and care and maintenance expenditures for the first quarter ended February 29, 2012 were $2.3 million and $2.5 million, respectively. A majority of the closure activities have been accounted for in the working capital as part of the current portion of the asset retirement obligation. Subsequent to the year end, the Company has increased its reclamation bond with the State of Alaska by US$13.4 million for a total bond of US$20.3 million.

Conference Call & Webcast Details

NovaGold will host a conference call and webcast on Monday, April 16, 2012 at 8:00 am PDT (11:00 am EDT). The conference call and webcast details are provided below.

Webcast: www.meetview.com/novagold or www.novagold.net
North American callers:1-866-236-8857
International callers:1-416-800-1066

The webcast will be archived on NovaGold’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-866-583-1035 followed by your Access PIN: 5171366. For a transcript of the call please email info@novagold.net.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets and is currently exploring opportunities to sell all or part of the Company’s interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc. – First Quarter Financial Results

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating and financial performance, outlook, the potential spin-out of NovaCopper and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

NovaGold Resources Inc. – First Quarter Financial Results

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term 9 “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc. – First Quarter Financial Results

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at January 23, 2012

Reserves
Property	Reserve	Tonnes	Diluted Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (1) approximately 0.57 g/t Au Cutoff	Proven	7.7	2.32					0.57					0.29		0.29
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	497.1	2.08					33.28					16.64		16.64
	Total P&P	504.8	2.09					33.85					16.93		16.93

Galore Creek (2) C$10.08 NSR Cutoff	Proven	69.0	0.52	4.94	0.61			1.15	11.0	900			0.58	5.5	0.67	450
50% Ownership - 50% Owned by Teck Resources Inc.	Probable	459.1	0.29	6.18	0.58			4.30	91.2	5900			2.15	45.6	2.91	2,950
	Total P&P	528.0	0.32	6.02	0.59			5.45	102.2	6800			2.73	51.1	3.58	3,400

Resources (Inclusive of Reserves)
Property	Resource	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Gold (3) approximately 0.46 g/t Au Cutoff	Measured	7.7	2.52					0.63					0.31		0.31
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	533.6	2.24					38.38					19.19		19.19
	Total M&I	541.3	2.24					39.01					19.50		19.50

	Inferred	92.2	2.02					5.99					3.00		3.00

Galore Creek (4) C$10.08 NSR Cutoff	Measured	108.4	0.48	4.10	0.48			1.70	14.30	1,147.0			0.85	7.15	0.97	573.5
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	706.3	0.28	5.38	0.50			6.40	122.10	7,786.0			3.20	61.05	4.21	3,893.0
	Total M&I	814.7	0.31	5.21	0.50			8.00	136.40	8,933.0			4.00	68.20	5.18	4,466.5

	Inferred	346.6	0.24	4.28	0.42			2.70	47.73	3,230.0			1.35	23.87	1.75	1,615.0

Copper Canyon (5)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.88	12.85	1.10	414.4
70% Ownership - 30% Owned by Teck Resources Limited
	Total Inferred	400.3	0.31	5.14	0.43			3.96	66.09	3,822.0			2.23	36.72	2.84	2,029.4

Ambler (7) $75 NSR / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3
	Total M&I	16.8	0.83	59.62	4.14	6.02	0.94	0.45	32.29	1,538.3	2,237.0	350.3	0.45	32.29	0.98	1,538.3	2,237.0	350.3

	Inferred	12.1	0.67	48.04	3.53	4.94	0.79	0.26	18.67	939.9	1,316.9	211.6	0.26	18.67	0.57	939.9	1,316.9	211.6

Total Proven & Probable Reserves Contained Metal								39.30	102.2	6,800.0			19.66	51.10	20.51	3,400.0
Total Measured & Indicated Contained Metal (inclusive of Reserves)								47.45	168.69	10,471.32	2,237.0	350.3	23.95	100.49	25.67	6,004.8	2,237.0	350.3
Total Inferred Contained Metal								10.21	84.76	4,761.9	1,316.9	211.6	5.49	55.38	6.41	2,969.3	1,316.9	211.6

NovaGold Resources Inc.

Notes:
a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource information.
c. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
d. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
e. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:

(1) Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + (US$975/oz – 1.78) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne. Assumin g an average recovery of 89.54% and an average S% grade of 1.07%, the marginal gold cutoff grade would be approximately 0.57 g/t, or the gold grade that would equate to a 0.001 NSR cutoff at these same values. The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varing from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3) Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.6485; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% * (Au price – selling cost). Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled. The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.29 + 0.20)) and reported in US$/tonne. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(4) Mineral Resources are inclusive of Mineral Reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100% . Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(6) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc.and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold. "

(7) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off. NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concernin g mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project
	Gordon Seibel R.M. SME, AMEC	Alaska, USA
	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,
	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,
	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008

Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

NovaGold Resources Inc. – First Quarter Financial Results